

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[Mark One]

☑ ANNUAL REPORT Pursuant to Section 15(d) 1934 For the fiscal year ended December 31, 2007.

OR

☐ TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from __________ to __________ Commission File Number 0-5965.

A. Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

1. An audited statement of financial condition as of the end of the latest two fiscal years of The Northern Trust Company Thrift Incentive Plan.

2. An audited statement of income and changes in Plan equity for each of the latest three fiscal years of The Northern Trust Company Thrift-Incentive Plan.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to TIP have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Date: June 26, 2008

By: 

Dawn Vannucci
Chairperson
Employee Benefit Administrative Committee

Report of Independent Registered Public Accounting Firm

To The Northern Trust Company Employee Benefit Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of **THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN** as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2007 is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HILL, TAYLOR LLC

June 24, 2008

Index to Exhibits

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

As an independent registered public accounting firm, we hereby consent to the incorporation of our report dated June 24, 2008 into this Form 11-K and to incorporation by reference of such report and the plan annual financial statements prepared in connection therewith in Form S-8, No.333-58784, previously filed by Northern Trust Corporation.

Hill, Taylor LLC

HILL, TAYLOR LLC

Chicago, Illinois
June 26, 2008

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of The Northern Trust Company Thrift-Incentive Plan (the "Plan") for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dawn Vannucci, Chairperson of the Employee Benefit Administrative Committee, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Date: June 26, 2008

By: 

Dawn Vannucci
Chairperson
Employee Benefit Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2007 AND 2006

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS



Hill, Taylor LLC
Certified Public Accountants
116 South Michigan Avenue, 11th Floor
Chicago, Illinois 60603
V 312-332-4964 F 312-332-0181

Member of the
American Institute
of Certified Public Accountants

Member of the
Illinois CPA Society

Independent Auditors' Report

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments at December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC

June 24, 2008

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
Assets		
Investments, at fair value:		
Mutual and other common trust funds	$ 974,976,267	$ 845,900,400
Invested cash	7,360,350	1,084,716
Northern Trust Corporation common stock	761,651,355	718,660,150
Participant notes receivable	18,682,473	17,491,523
Total Investments	1,762,670,445	1,583,136,789
Receivables:		
Accrued interest and dividends receivable	2,823,303	2,981,702
Employer contribution receivable	9,453,492	7,006,525
Participant contribution receivable	1,703,003	1,601,925
Total Receivables	13,979,798	11,590,152
Total Assets	1,776,650,243	1,594,726,941
Liabilities		
Accrued administrative expenses	142,322	-
Net assets available for benefits at fair value	1,776,507,921	1,594,726,941
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,428,553)	1,583,806
Net assets available for benefits	$ 1,775,079,368	$ 1,596,310,747

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005
Additions (Deductions):			
Investment income:			
Interest	$ 5,587,061	$ 4,290,425	$ 4,014,040
Dividends	15,097,998	17,270,118	12,395,886
Net appreciation in fair value of investments	219,439,716	195,074,625	78,760,567
Participants' contributions	50,433,666	46,109,916	41,867,395
Employer's contributions	30,281,374	26,215,265	24,882,343
Transfer in – ESOP	-	-	498,468,031
Benefits paid to participants	(141,545,195)	(126,838,627)	(116,049,143)
Administrative expenses	(525,999)	(475,891)	(452,862)
Net increase during the year	178,768,621	161,645,831	543,886,257
Net Assets Available for Benefits:			
Beginning of year	1,596,310,747	1,434,664,916	890,778,659
End of year	$ 1,775,079,368	$ 1,596,310,747	$ 1,434,664,916

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies:**

A summary of The Northern Trust Company Thrift-Incentive Plan's (the Plan) significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

(a) **Basis of Accounting** – The financial statements of the Plan are presented under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held in the Northern Institutional Collective Stable Asset Fund by the Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts in the Northern Institutional Collective Stable Asset Fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Participants should refer to the Northern Institutional Collective Stable Asset Fund's financial statements for more complete information regarding the investment contracts.

(b) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Northern Trust Corporation stock is valued at its quoted market price. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

(c) **Contributions** – Contributions from The Northern Trust Company (the Company) are accrued based upon amounts required to be funded under the provisions of the Plan.

1. **Summary of Significant Accounting Policies (Continued):**

(d) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the difference in the market value from the beginning of the plan year (or date the investments were purchased, if later) to the end of the plan year.

(e) **Administrative Expenses** – During the 2007, 2006 and 2005 plan years, fees of collective trusts were paid by the Plan as authorized by the Plan's Employee Benefit Administrative Committee (the Committee). Other administrative expenses for 2007, 2006 and 2005 were paid directly by the Company.

(f) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(g) **Payment of Benefits** – Benefits are recorded when paid.

2. **Plan Description:**

The following is a brief description of the Plan provided for general information purposes only. Participants should refer to The Northern Trust Company Thrift-Incentive Plan Sourcebook or the Plan document for more complete information.

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company and any affiliates or subsidiaries which adopted the Plan. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act (ERISA). The Plan has the following investment funds:

Northern Trust Stock Fund – This fund invests in common stock of Northern Trust Corporation.

2. **Plan Description (Continued):**

Northern Institutional Focused Growth Portfolio-A – This actively managed fund seeks long-term capital appreciation by investing primarily in a select mix of companies believed to have favorable growth characteristics and stock market capitalization in excess of $1 billion.

Northern Institutional Bond Portfolio-A – The Northern Institutional Bond Portfolio invests in a broad range of debt instruments (e.g., bonds) with intermediate or long maturity dates.

NTGI-QM Daily Collective S&P 500 Equity Index Fund – This fund seeks to provide investment results approximating the aggregate price and dividend performance of the Standard & Poor's 500 Composite Stock Price Index.

Vanguard Target Retirement Funds – These funds employ a strategic asset allocation strategy designed to provide a diversified portfolio aimed at participants retiring near each fund's target date beginning with an income fund for those ready to retire and continuing in five year increments. Each fund regularly rebalances its assets so that its asset mix gradually becomes more conservative.

Dodge & Cox Stock Fund – The primary objective of this fund is to provide shareholders with an opportunity for long-term growth of principal and income by investing in a broadly diversified portfolio of common stocks. A secondary objective is to achieve reasonable current income.

Brandywine Fund – This fund seeks significant capital appreciation by investing in companies of any capitalization that provide the potential for rapid earnings growth.

Northern Trust Multi-Manager Mid-Cap Fund – This fund seeks to provide long-term capital appreciation through a diversified portfolio of primarily medium market capitalization equity securities. The fund utilizes a "multi-manager" approach whereby the fund's assets are allocated to one or more Sub-Advisers, at percentages determined at the discretion of the Investment Advisers.

Morgan Stanley Institutional Small Company Growth Fund – This fund seeks to provide long-term capital appreciation by investing primarily in the equity securities of companies with market capitalization that are within the range of the Russell 2000 Index.

2. **Plan Description (Continued):**

Northern Institutional International Growth Portfolio-A – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in a broad mix of foreign companies.

Northern Institutional Collective Stable Asset Fund – The Stable Asset Fund seeks to provide a steady level of current income plus preservation of capital by investing in contracts with a diversified, highly rated group of insurance companies, banks and other financial institutions as well as other high quality fixed income securities.

RS Partners Fund – This fund seeks to provide long-term growth and to increase shareholder capital over the long term, investing principally in equity securities of companies with market capitalization of up to $3 billion that are thought to be undervalued.

The Plan also maintains the Former Northern Trust Employee Stock Ownership Plan (ESOP) Fund which holds investments in common stock of Northern Trust Corporation.

Former ESOP Fund – The Former ESOP Fund holds the assets of the Northern Trust Employee Stock Ownership Plan, which was merged into the Plan effective January 1, 2005. Participants are permitted to transfer some or all of their Former ESOP Fund holdings of Northern Trust Corporation stock into the Plan's other investment funds. However, participants cannot make new contributions to or transfer amounts into the Former ESOP Fund.

The Plan also maintains a Dividend Pass-Through Fund for the investment of certain dividends paid on Northern Trust Corporation stock, as follows:

Northern Dividend Pass-Through Fund – This fund is used for participants who elect to receive an annual cash distribution of the dividends on Northern Trust Corporation shares in their Northern Trust Stock Fund and/or Former ESOP Fund accounts. Cash dividends paid on those shares are transferred to this fund and invested in high-grade money market instruments with short maturities through a collective short-term investment fund. Once each year, the dividends and related earnings are distributed in cash to the participants who made this election.

2. **Plan Description (Continued):**

The number of participants in each fund was 7,918, 6,706, 5,680, 5,263, 5,116 3,929, 3,866, 3,396, 3,160, 2,941, 2,372, 2,310, 1,925, 96, 103, 285, 429, 516, 599, 572, 555, 569, 512 and 183, for the Northern Trust Stock Fund, Former ESOP Fund, Dodge & Cox Stock Fund, Northern Institutional International Growth Portfolio, NTGI Equity Index Fund, Northern Institutional Collective Stable Asset Fund, Northern Institutional Bond Portfolio, Brandywine Fund, Northern Institutional Focused Growth Portfolio, Morgan Stanley Small Company Growth Fund, Northern Trust Mid Cap Fund, RS Partners Fund, Loan Fund, Vanguard Target Retirement Fund, Vanguard Target Retirement Fund 2005, Vanguard Target Retirement Fund 2010, Vanguard Target Retirement Fund 2015, Vanguard Target Retirement Fund 2020, Vanguard Target Retirement Fund 2025, Vanguard Target Retirement Fund 2030, Vanguard Target Retirement Fund 2035, Vanguard Target Retirement Fund 2040, Vanguard Target Retirement Fund 2045, and Vanguard Target Retirement Fund 2050, respectively, at December 31, 2007.

(b) **Plan Administration** – The Plan is administered by the Committee. As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan.

(c) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching and profit-sharing contributions vest 20% after one year of service and increase 20% a year until the participant is 100% vested at the end of five years.

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars, and in no event could a participant's annual before-tax contributions exceed $15,500 for 2007. Additional catch-up contributions are permitted for participants who have attained age 50 before the end of a Plan year.

2. **Plan Description (Continued):**

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible will be automatically enrolled in the Plan by the time they receive their third paycheck. The initial contribution rate for participants who are automatically enrolled is 3% on a before-tax basis, and these contributions are invested in the Vanguard Target Retirement Fund nearest to the participant's projected retirement age of 62. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before– or after-tax contribution basis and how contributions are invested.

Participants may split their contributions among any of eleven investment funds and eleven additional Vanguard Target Retirement Funds in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Internal Revenue Code and related IRS regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options except the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain quarter-end restrictions affecting Northern Trust Corporation stock and certain fund trading restrictions.

(f) **Employer Contributions** – The Company makes a matching contribution of up to 4.5% of a participant's eligible pay. The Company contributes $1.00 for each $1.00 the participant contributes on the first 3% of pay plus $0.50 for every $1.00 the participant contributes on the next 3% of pay. Matching contributions are made to participants' accounts each payday. To obtain the full match, a participant must contribute at least 6% of eligible pay during the year.

In addition to the employer matching contribution, the Company makes an annual profit-sharing contribution of 1% of eligible pay to participants who have completed six months of service if they are employees on December 31 (or on

2. **Plan Description (Continued):**

disability, an approved leave of absence, or retired or deceased during the year). This profit-sharing contribution is only made if an earnings goal established by the Board at the beginning of the year is met. If Northern Trust Corporation exceeds this annual earnings goal, the Board's Compensation and Benefits Committee has the discretion to authorize an additional contribution for eligible participants who are not eligible to receive a bonus under the Northern Partners Incentive Plan. The 1% basic and discretionary profit-sharing contribution are initially invested in the Northern Trust Stock Fund. Participants may immediately transfer those contributions into other investment funds if they choose.

(g) **Benefits, Withdrawals and Forfeitures** – Upon the termination for permanent disability, death, or after attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year's employer contribution. Forfeitures amounted to $1,063,160, $658,169, and $651,199 for the years ended December 31, 2007, 2006, and 2005, respectively.

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Internal Revenue Code and related IRS regulations.

(h) **Participant Loans** – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000 with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Stock Fund may be restricted from time to time due to SEC limitations.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

2. **Plan Description (Continued):**

(i) **Plan Termination** – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

3. **Investments:**

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $219,439,716 and $195,074,625, respectively, as follows:

	2007	2006
Northern Institutional Bond Portfolio-A	$ (390,490)	$ 358,919
Northern Institutional Balanced Portfolio-A	(255,339)	1,407,872
Northern Institutional Focused Growth Portfolio-A	8,283,539	4,439,367
Northern Institutional Global Tactical Asset Porfolio	512,932	-
Northern Multi-Manager Mid Cap Fund	664,269	-
Northern Institutional International Growth Portfolio-A	11,222,879	14,337,865
Northern Institutional Collective Stable Asset Fund	7,371,657	6,441,906
NTGI-QM Daily Collective S&P 500 Equity Index Fund	10,076,758	26,605,042
AIM Mid Cap Core Equity Institutional Fund-A	1,040,500	2,043,037
Ariel Fund	872,095	2,108,382
Brandywine Fund	9,044,203	3,802,657
Dodge and Cox Stock Fund	(2,043,575)	22,613,947
Morgan Stanley Institutional Small Company Growth Fund	2,879,936	463,315
RS Partners Fund	(1,913,841)	-
Vanguard Target Retirement Fund	3,642	-
Vanguard Target Retirement Fund 2005	29,872	-
Vanguard Target Retirement Fund 2010	213,042	-
Vanguard Target Retirement Fund 2015	146,424	-
Vanguard Target Retirement Fund 2020	188,319	-
Vanguard Target Retirement Fund 2025	120,384	-
Vanguard Target Retirement Fund 2030	95,274	-
Vanguard Target Retirement Fund 2035	(2,997)	-
Vanguard Target Retirement Fund 2040	(28,916)	-
Vanguard Target Retirement Fund 2045	(9,146)	-
Vanguard Target Retirement Fund 2050	(10,510)	-
Northern Trust Corporation Common Stock	171,328,805	110,452,316
	$ 219,439,716	$ 195,074,625

3. **Investments (Continued):**

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006:

	Fair Value	
	2007	2006
Northern Trust Corporation Common Stock	$ 761,651,355	$ 718,660,150
Northern Institutional International Growth Portfolio-A	120,254,526	85,325,348
NTGI-QM Daily Collective S&P 500 Equity Index Fund	205,007,500	189,694,719
Northern Institutional Collective Stable Asset Fund	178,991,783	147,714,693
Dodge and Cox Stock Fund	162,927,504	167,380,515

4. **Related-Party Transactions:**

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock.

5. **Reconciliation of Financial Statements to Schedule H of Form 5500:**

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$ 1,775,079,368	$ 1,596,310,747
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	1,428,553	(1,583,806)
Net assets available for benefits per Schedule H of Form 5500	$ 1,776,507,921	$ 1,594,726,941

6. **Tax Status**:

The Plan obtained its latest determination letter on October 8, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.

7. **Plan Merger**:

Effective January 1, 2005, the Northern Trust ESOP was merged into the Plan. At that time, the Plan was also amended and restated in its entirety to reflect the merger of the ESOP into the Plan, to add a Company profit-sharing contribution component to the Plan, and to revise the Company matching contribution formula, among other changes to the Plan. These changes are described in more detail elsewhere in these notes.

8. **Risks and Uncertainties**:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9. **Recently Issued Accounting Standards**:

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The Plan adopted FIN 48 on January 1, 2007 and has determined that the application of this standard will not impact the financial statements.

In September 2006, FASB issued FASB Statement No. 157, *Fair Value Measurement* (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the impact of adopting SFAS No. 157 on the Plan's financial statements.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, line 4i – Schedule of Investments

At December 31, 2007

Description of Investment	Shares	Cost	Fair Value
Cash	-	$ (111,699)	$ (111,699)
Northern Collective Short Term Investment Fund*	29,657	7,472,049	7,472,049
Northern Trust Corporation Common Stock*	9,945,826	181,878,871	761,651,355
Northern Institutional Focused Growth Portfolio-A*	3,561,907	49,513,714	56,100,040
Northern Institutional Bond Portfolio-A*	3,800,195	75,424,238	74,483,825
NTGI-QM Daily Collective S&P 500 Equity Index Fund*	50,589	146,433,158	205,007,500
Northern Multi-Manager Mid Cap Fund*	2,015,011	22,817,521	22,507,676
Dodge and Cox Stock Fund	1,178,414	150,915,906	162,927,504
Brandywine Fund	1,492,004	46,698,094	54,577,509
Northern Institutional Collective Stable Assets Fund*	4,216,532	158,779,525	178,991,783
RS Partners Fund	627,786	22,657,636	19,342,085
Morgan Stanley Institutional Small Company Growth Fund	2,008,667	26,547,188	26,353,711
Northern Institutional International Growth Portfolio-A*	9,784,746	108,552,134	120,254,526
Vanguard Target Retirement Fund	82,947	922,036	923,196
Vanguard Target Retirement Fund 2005	103,887	1,235,697	1,248,721
Vanguard Target Retirement Fund 2010	458,384	10,408,534	10,570,339
Vanguard Target Retirement Fund 2015	938,178	12,174,110	12,252,611
Vanguard Target Retirement Fund 2020	363,493	8,390,294	8,531,177
Vanguard Target Retirement Fund 2025	541,718	7,348,345	7,432,370
Vanguard Target Retirement Fund 2030	231,539	5,462,212	5,524,513
Vanguard Target Retirement Fund 2035	235,955	3,470,780	3,449,657
Vanguard Target Retirement Fund 2040	95,779	2,307,533	2,276,676
Vanguard Target Retirement Fund 2045	56,690	870,327	855,455
Vanguard Target Retirement Fund 2050	57,225	1,378,970	1,365,393
Participant Loans* (Interest rates ranging from 9.0% to 9.75%)	-	-	18,682,473
		$ 1,051,547,173	$ 1,762,670,445

*Indicates party-in-interest to the Plan.